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QUICK LAW GROUP PC

900 WEST PEARL STREET

SUITE 300

BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

VIA EDGAR

May 31, 2012

Jay Ingram, Esq.

Jessica Dickerson, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

B-Maven, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed May 31, 2012

File No. 333-176376

Dear Mr. Ingram and Ms. Dickerson,

Thank you for your comment letter of May 22, 2012 regarding Amendment No. 5 to the Registration Statement on Form S-1 of B-Maven, Inc. (the “Company”).  Based on your comments and current business status of the Company, the Company has filed Amendment No. 6 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter.

Risk Factors, page 6

Risks Related to Our Common Stock, page 12

You may have limited access to information regarding our business . . . , page 17

1. We note your response to comment three of our letter dated May 4, 2012, and we reissue the comment as we are unable to locate the updated disclosure referenced in your response. Please revise the disclosure in this risk factor and on page 45 to reflect the changes to shareholder threshold levels made by the Jumpstart Our Business Startups Act.

Response: We have added the requisite shareholder threshold disclosures to the referenced pages.

Use of Proceeds, page 17

2. We note your response to comment four of our letter dated May 4, 2012. If the company is only required to pay $7,500 in legal fees upon obtaining the maximum offering proceeds, please disclose how the company intends to use the remaining $2,500 in offering proceeds. If the company will have discretion in its use of the remaining $2,500, please so state. In this regard, we note the SEC registration fee, FINRA filing fee, accounting fees and expenses, transfer agent fees, blue sky fees and expenses, and miscellaneous expenses as disclosed account for $15,000 of the proceeds. If the company then pays $7,500 in legal fees, $2,500 remain unallocated.

Response: We have updated the disclosure regarding the use of proceeds.

Securities and Exchange Commission

May 31, 2012

Management’s Discussion and Analysis or Plan of Operation, page 23

Operations, page 23

3. We note your response to comment six of our letter dated May 4, 2012. It appears as though you anticipate carrying out your business plan in four separate phases, each to be carried out as funding becomes available. Please replace the “Months 1-3,” “Months 3-5,” “Months 6-8,” and “Month 9-12,” headings on pages 24-25 with “Phase 1,” “Phase 2,” “Phase 3,” and “Phase 4.” In this regard, we note the current headings are confusing in that they indicate these phases will be carried out within 12 months when, in reality, these steps could take much longer to complete due to your lack of financing. In each phase, please disclose how long you anticipate it will take to complete each phase if the required funding becomes available.

Response: The labeling for each phase has been updated as requested, and includes the Company’s anticipated timeframe for each phase.

4. On page 25, you now state that if you “complete 75%, 50%, 25% or even 10% of [y]our additional financing objectives, [you] will not be able to pursue any of [y]our time-line goals or action steps.” Please explain why you will not be able to pursue any of your timeline goals upon obtaining partial financing.

Response: We have updated our disclosure per your request.

Business, page 28

Proposed Products, page 30

5. We note your response to comment nine of our letter dated May 4, 2012, and we reissue the comment. Fiscal year 2012 ends on June 30, 2012. Please revise your disclosures to refer to the appropriate fiscal year.

Response: We have updated our disclosure.

Certain Relationships and Related Transactions, page 36

6. We note your response to comment 10 of our letter dated May 4, 2012. Please identify Quick Law Group, P.C. as a promoter, or tell us why Quick Law Group has not indirectly taken the initiative in founding and organizing your business. In this regard, we note Quick Law Group is effectively financing this offering, which, as stated in your previous responses to us, you are commencing in order to become more attractive to investors to facilitate the implementation of your business plan.

Response: Per our discussion on May 23, 2012 regarding this matter, we continue to believe that our firm should not be considered or designated a “promoter”. Specifically, the fees due for legal services are not dependent on the success of the financing and will not be paid out of the proceeds either by contract or understanding.  Moreover, our firm has not and will not have any role, direct or indirect, in arranging or assisting the Company in its attempts to obtain financing in any manner.  Additionally, we have not assisted the Company in its operations or its attempt to acquire assets or revenue producing contracts.

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC